BALCOR/COLONIAL STORAGE INCOME FUND - 86
                                 P.O. Box 7190
                        Deerfield, Illinois 60015-7190
                               February 23, 1996

Dear Investor:

     As you know, on January 25, 1996 Public Storage, Inc. ("PSI") announced an unsolicited offer to purchase up to 64,226 (25%) of the outstanding limited partnership interests ("Units") in Balcor/Colonial Storage Income Fund - 86 (the "Partnership") for a price of $200 per Unit. In our letter to you dated February 7, 1996, we informed you that we were expressing no opinion and remaining neutral with respect to PSI's offer. While our position with respect to PSI's offer has not changed, we have received additional information which you may wish to consider in evaluating the offer.

     On February 12, 1996, the Partnership received a non-binding proposal from Storage Trust Realty ("STR") to purchase all of the Partnership's properties for a purchase price of $61 million. STR's proposal is contingent upon, among other things, (i) the negotiation of a mutually acceptable purchase agreement and related documentation and (ii) STR's satisfactory due diligence review (i.e., environmental review, title review, survey, physical inspection, etc.) of the Partnership's properties, both of which may cause adjustments to STR's ultimate offer price.

     The General Partners are presently evaluating the STR proposal and have not yet replied to STR. The General Partners are also soliciting competing offers from other prospective institutional purchasers. The General Partners will carefully consider any proposals which may be received. The General Partners intend to provide an update on the status of any negotiations to the limited partners prior to the termination of the PSI tender offer.

     The General Partners estimate that a sale of the properties for $61 million (together with the distributable cash in the Partnership) would result in a liquidating distribution to limited partners of approximately $235 per Unit, after deducting transaction costs, commissions and dissolution expenses. Please note, however, that any sale of the Partnership's assets to STR or any other party would be contingent upon a number of factors including the negotiation of definitive documentation, the completion of a satisfactory due diligence review and the approval of the holders of a majority of the outstanding Units. Therefore, there can be no assurances that any such sale will ultimately be completed.

     As noted above, any sale of all or substantially all of the Partnership's assets requires the approval of the holders of a majority of the outstanding Units. If the General Partners receive an acceptable firm offer, then the General Partners will attempt to obtain the necessary investor approval through a proxy solicitation. If this approval is obtained and the assets are subsequently sold, the Partnership will be dissolved.

     Under the terms of PSI's offer, PSI cannot purchase any tendered Units prior to March 12, 1996. If you wish to withdraw any Units tendered to PSI at any time prior to 5:00 p.m., E.S.T., on March 12, 1996, you may do so by complying with the withdrawal procedures set forth in the PSI offer, an excerpt of which is attached hereto.

     Your General Partners will continue to act in the manner that they believe to be in the best interests of the Partnership and the limited partners.

Very truly yours,                            Very truly yours,

/s/James R. Pruett                           /s/Thomas E. Meador

James R. Pruett, President                   Thomas E. Meador, Chairman
Colonial Storage 86, Inc.                    Balcor Storage Partners - 86

  Excerpts From "Offer to Purchase for Cash Up to 64,226 Limited Partnership Interests of Balcor/Colonial Storage Income Fund - 86, at $200 Per Interest by
                             Public Storage, Inc."

Withdrawal Rights

     Except as otherwise provided in the Offer, all tenders of Interests pursuant to the Offer are irrevocable, provided that Interests tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Tenders of Interests not accepted for payment by the Company pursuant to the Offer may also be withdrawn at any time after March 24, 1996.

     For withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of the addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Interests to be withdrawn, the number of Interests to be withdrawn, and must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed. The signature(s) on the notice of withdrawal must be guaranteed by an eligible guarantor institution (a bank, stockbroker, savings and loan association or credit union with membership in an approved signature guarantee medallion program).

     If acceptance for payment of, or payment for, Interests is delayed for any reason or if the Company is unable to accept for payment, or pay for, Interests for any reason, without prejudice to the Company's rights under the Offer, tendered Interests may be retained by the Depositary on behalf of the Company and may not be withdrawn except to the extent that tendering Interest Holders are entitled to withdrawal rights as set forth herein, subject to Rule 14e-1(c) under the Exchange Act, which provides that no person who makes a tender offer shall fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of the tender offer.

     All questions as to the form and validity (including timeliness of receipt) of notices of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding. Neither the Company, the Depositary, nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification.

     Any Interests properly withdrawn will be deemed not to be validly tendered for purposes of the Offer. Withdrawn Interests may be re-tendered, however, by following any of the procedures described in the Offer at any time prior to the Expiration Date.

Back Cover of Offer to Purchase

     The Letter of Transmittal and any other required documents should be sent or delivered by each Interest Holder to the Depositary at one of the addresses set forth below:

                       The Depositary for the Offer is:

                       The First National Bank of Boston
             By Mail               By Hand        By Overnight Courier
        The First National    BancBoston Trust     The First National
             Bank of         Company of New York         Bank of
              Boston             55 Broadway             Boston
       Shareholder Services       3rd Floor        Corporate Agency &
          P.O. Box 1872      New York, NY 10006      Reorganization
       Mail Stop 45-01-19                           150 Royall Street
         Boston, MA 02105                          Mail Stop 45-01-19
                                                    Canton, MA 02021


     Any questions about the Offer to Purchase may be directed to be Soliciting Agent at its telephone number set forth below:

                    The Soliciting Agent for the Offer is:
                               The Weil Company
                                (800) 478-2605

     Any requests for assistance or additional copies of the Offer to Purchase and the Letter of Transmittal may be directed to the Company at its address and telephone number set forth below:

                             Public Storage, Inc.
                     600 North Brand Boulevard, Suite 300
                        Glendale, California 91203-1241
                                (800) 421-2856
                                (818) 244-8080